

December 4, 2014

Via E-mail
Mitchell R. Butier
Senior Vice President and Chief Financial Officer
Avery Dennison Corporation
207 Goode Avenue
Glendale, California 91203

> **Re:** **Avery Dennison Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 28, 2013**
> **Filed February 26, 2014**
> **Supplemental response dated October 22, 2014**
> **File No. 001-07685**

Dear Mr. Butier:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for Fiscal Year Ended December 28, 2013

Notes to Consolidated Financial Statements

Note 13 – Segment Information, page 58

1. Your response to comment 1 in our letter dated October 7, 2014 states that additional disclosure regarding revenues by product or product group is not required because your segments are reported based on products and services. We do not believe that this position is consistent with the disclosure requirements per FASB ASC 280-10-50. Please revise to disclose revenues for each of your products and services or each group of similar products and services.

2.   Your response also states that your global reporting system is able to aggregate revenues for "certain product groups." Please describe these product groups to us and explain how they compare to the products identified on page 11 of Exhibit 13 to your Form 10-K.

Separately, your response letters dated June 4, 2014 and August 15, 2014 make reference to "product lines." Please tell us how your product lines differ from the product groups referred to in your response dated October 22, 2014.

You may contact me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief